Exhibit 99.1

Pinduoduo Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PDD)

––––––

NOTICE OF Extraordinary GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Pinduoduo Inc. (the “Company”) will be held on September 29, 2021 at 9:00 a.m., China Standard Time, or on September 28, 2021 at 9:00 p.m., U.S. Eastern Time.

To provide a consistent experience to all shareholders regardless of location, the EGM will be held in virtual format through live webcast and teleconference. Holders of the Company’s ordinary shares as of the close of business on September 1, 2021, China Standard Time, the record date, are cordially invited to attend the EGM. We are sending a Notice of Access to the EGM to our shareholders, please follow the procedure set out in the notice for admission to the EGM.

Under the Company’s Articles of Association, holders of the Company’s American depository shares (“ADSs”) may not attend or vote at the EGM. Instead, holders of ADSs as of September 1, 2021 will need to instruct Deutsche Bank Trust Company Americas, the depository of the ADSs, as to how to vote the Company’s ordinary shares represented by the ADSs.

Your vote is very important. Whether or not you plan to participate in the EGM, we encourage you to submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the accompanying proxy statement.

Items of business

The EGM will be held for the purposes of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

1.	Approval of the 10 Billion Agriculture Initiative as detailed in the accompanying proxy statement.

Further details of the 10 Billion Agriculture Initiative are set out in the accompanying proxy statement, which is incorporated into this notice by reference.

Result of the EGM

We expect to report the result of the EGM in a Form 6-K filed with the SEC within two business days after the EGM.

Annual Report and proxy materials are available on the internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our EGM. The proxy materials and the Company’s 2020 annual report on Form 20-F are available free of charge on the investor relations section of our website at http://investor.pinduoduo.com/.

By Order of the Board of Directors,
Pinduoduo Inc.

/s/ Andre Jianchong Zhu
Andre Jianchong Zhu
General Counsel

Shanghai, China

September 1, 2021